

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Jay Lutsky
Chief Executive Officer
IBI Acquisitions, Inc.
1175 Osage, Suite 204
Denver, CO 80204

      Re: IBI Acquisitions, Inc.
                Form 8-K
                File No. 000-53340

Dear Mr. Lutsky:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Brian K. Bhandari
                    Accounting Branch Chief